CAESARS ENTERTAINMENT CORPORATION

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

One Caesars Palace Drive

Las Vegas, NV 89109

June 4, 2013

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

Caesars Entertainment Operating Company, Inc. (the “Issuer”) and Caesars Entertainment Corporation (the “Guarantor”, and together with the Issuer, the “Co-Registrants”) have filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of $1,500,000,000 in aggregate principal amount of the Issuer’s 9% Senior Secured Notes due 2020 (the “2020(1) Exchange Notes”) and the guarantee thereof and $1,500,000,000 in aggregate principal amount of the Issuer’s 9% Senior Secured Notes due 2020 (the “2020(2) Exchange Notes,” and together with the 2020(1) Exchange Notes, the “Exchange Notes”) and the guarantee thereof, to be offered in exchange (the “Exchange Offers”) for the Issuer’s outstanding 9% Senior Secured Notes due 2020 (the “Original 2020(1) Notes”) and 9% Senior Secured Notes due 2020 (the “Original 2020(2) Notes,” and together with the Original 2020(1) Notes, the “Original Notes”), respectively. The Co-Registrants are registering the Exchange Notes and the guarantees thereof in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988) and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

Each of the Co-Registrants represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of such Co-Registrants’ information and belief, each person participating in the Exchange Offers will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Co-Registrants will make each person participating in the Exchange Offers aware (through the prospectus relating to the Exchange Offers or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offers, such person (i) could not rely on the Staff’s position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Co-Registrants acknowledge that such a resale transaction by such person participating in the Exchange Offers pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Co-Registrants will also make each person participating in the Exchange Offers aware (through the prospectus relating to the Exchange Offers or otherwise) that it is the position of the Staff that any broker-dealer that holds the Original Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Original Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Co-Registrants or any of their affiliates to deliver the Exchange Notes. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Very truly yours,

Caesars Entertainment Corporation
Caesars Entertainment Operating Company, Inc.

By:	/s/ Michael Cohen
Name:	Michael Cohen
Title:	Senior Vice President, Deputy General Counsel & Corporate Secretary

cc:	Monica K. Thurmond, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

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